Associated Estates Realty Corporation
Calculation of Ratio of Combined Fixed Charges and Preferred Stock Dividends to Earnings

	For the three
	months ended		For the years ended December 31,
	3/31/2009	2008	2007	2006	2005	2004
Pretax (loss) income from continuing operations before equity in net (loss) income of joint ventures	$(2,044)	$(10,676)	$(15,762)	$(25,254)	$(15,406)	$(9,873)
Fixed charges (see below)	8,220	38,957	42,670	57,252	44,418	41,824
Amortization of capitalized interest	108	430	418	409	409	409
Distributed income of equity investees	—	—	780	318	—	418
Capitalized interest	—	—	—	—	—	—

Earnings as adjusted	$6,284	$28,711	$28,106	$32,725	$29,421	$32,778

Fixed Charges:
Interest expense and amortization of deferred costs	$8,213	$38,865	$41,823	$55,821	$43,150	$40,334
Capitalized interest	—	—	—	—	—	—
Interest expense included in rent/operating leases (33%)	7	50	71	54	106	128
Proportionate share of joint venture fixed charges	—	42	776	1,377	1,162	1,361

Total fixed charges	8,220	38,957	42,670	57,252	44,418	41,824
Preferred stock dividends	1,049	4,655	4,924	5,046	5,130	5,805

Combined fixed charges and preferred stock dividends	$9,269	$43,612	$47,594	$62,298	$49,548	$47,629

Ratio of earnings to combined fixed charges and preferred stock dividends	0.68	0.66	0.59	0.53	0.59	0.69

Ratio of earnings to fixed charges	0.76	0.74	0.66	0.57	0.66	0.78